Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this registration statement on Amendment No. 2 to Form S-1, File No. 333-250838, of AbCellera Biologics Inc. of our report dated October 26, 2020, with respect to our audits of the financial statements of Trianni, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2018 and 2019, the related statements of operations, convertible preferred stock and stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements. We also consent to the reference of our firm under the heading “Experts” in this registration statement.

Our report refers to a change in the Company’s method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, as of January 1, 2018.

/s/ Armanino LLP

San Jose, California

December 7, 2020